Exhibit 99.4

Interim consolidated financial statements of

Western Wind Energy Corp.

September 30, 2009

(Unaudited)

Western Wind Energy Corp.

September 30, 2009

Table of contents

Interim consolidated balance sheets	1

Interim consolidated statements of operations	2

Interim consolidated statements of cash flows	3

Interim consolidated statements of shareholders’ equity	4

Notes to the interim consolidated financial statements	5-18

Western Wind Energy Corp.
Interim consolidated balance sheets
as at September 30, 2009
(Expressed in Canadian dollars)
(Unaudited)
	September 30,	December 31,
	2009	2008
	$	$
Assets
Current assets
Cash	1,878,914	1,817,371
Accounts receivable	470,779	546,878
Refundable tax credits	74,043	311,211
Income taxes refundable	-	223,314
Prepaid expenses	522,977	346,180
	2,946,713	3,244,954

Restricted cash	104,312	210,214
Long-term deposits	164,191	-
Construction in progress (Note 3)	2,282,543	1,103,393
Property and equipment (Note 4)	19,313,431	20,863,849
Goodwill and other intangible assets (Note 5)	4,233,936	4,840,729
	29,045,126	30,263,139

Liabilities
Current liabilities
Accounts payable and accrued liabilities
Continuing	522,995	733,190
Discontinued	278,880	484,200
Accrued interest liabilities	4,733	57,340
Loans payable, current portion (Note 6)	211,960	582,060
	1,018,568	1,856,790

Loans payable (Note 6)	203,996	349,879
Asset retirement obligation	75,870	1,222,898
Future income tax liability	2,987,604	4,391,079
	4,286,038	7,820,646

Shareholders' equity
Share capital (Note 8)
Common shares
Authorized
Unlimited shares without par value
Issued and outstanding
45,979,397 (December 31, 2008 - 36,703,251)	45,166,503	40,604,309
Contributed surplus	5,903,778	4,837,341
Warrants (Note 9)	6,934,566	5,297,817
	58,004,847	50,739,467
Accumulated other comprehensive income (loss)	(725,355)	712,268
Accumulated deficit	(32,520,404)	(29,009,242)
	(33,245,759)	(28,296,974)
	24,759,088	22,442,493
	29,045,126	30,263,139

Commitments (Note 11)
Contingencies (Note 12)

Approved by the Directors

Jeff Ciachurski, Director	John Wardlow, Director

See accompanying notes to the interim consolidated financial statements.

Western Wind Energy Corp.
Interim consolidated statements of operations
three and nine months ended September 30, 2009
(Expressed in Canadian dollars)
(Unaudited)
		Three months ended		Nine months ended
		September 30,		September 30,
	2009	2008	2009	2008
	$	$	$	$

Revenue
Energy sales	691,558	1,405,648	2,406,544	4,428,986

Expenses
Asset retirement obligation accretion	1,783	16,823	40,752	49,362
Amortization	256,559	594,874	1,633,703	1,736,557
Cost of sales (i)	483,156	467,178	1,435,568	1,315,046
Foreign exchange loss (gain)	(34,956)	83,817	29,112	540,324
General and administration (i)	626,546	646,870	2,133,267	3,202,528
Interest and accretion on long-term debt	12,462	17,172	37,842	(165,531)
Project development (i)	480,944	475,145	1,516,939	1,165,120
	1,826,494	2,301,879	6,827,183	7,843,406

Loss before the following	(1,134,936)	(896,231)	(4,420,639)	(3,414,420)
Interest income	449	23,001	6,438	40,317

Loss from continuing operations before income taxes	(1,134,487)	(873,230)	(4,414,201)	(3,374,103)
Income tax expense (recovery) (Note 7)	(488,566)	(173,570)	(903,039)	(508,489)

Loss from continuing operations after tax	(645,921)	(699,660)	(3,511,162)	(2,865,614)
Income from discontinued operations	-	(81,189)	-	2,847,875
Net (loss) income	(645,921)	(780,849)	(3,511,162)	(17,739)

Loss per share as reported - basic and diluted
Continuing operations	(0.02)	(0.02)	(0.08)	(0.09)
Discontinued operations	-	-	-	0.09
Net (loss) income	(0.02)	(0.02)	(0.08)	(0.00)

Weighted average number of common shares outstanding - basic and diluted	41,758,553	34,510,223	41,501,371	31,166,547

(i)	Included in cost of sales, general and administration and project development costs are amounts related to stock-based compensation totaling $993,950 (2008 - $858,090) for the nine months ending September 30, 2009 and $255,828 for the three months ending September 30, 2009 (2008 - $30,000) (Note 8 (e)).

See accompanying notes to the interim consolidated financial statements.

Western Wind Energy Corp.
Interim consolidated statements of cash flows
three and nine months ended September 30, 2009
(Expressed in Canadian dollars)
(Unaudited)
	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
	$	$	$	$

Operating activities
Net loss	(645,921)	(699,660)	(3,511,162)	(2,865,614)
Items not involving cash
Accretion on long-term debt	-	-	-	13,720
Amortization	256,559	594,874	1,633,703	1,736,557
Asset retirement obligation accretion	1,783	16,823	40,752	49,362
Future income taxes recoverable	(492,954)	(173,570)	(909,261)	(508,489)
Stock-based compensation expense	255,828	30,000	993,950	858,090
Unrealized foreign exchange (gain) loss	(62,593)	63,404	(128,260)	24,260
	(687,298)	(168,129)	(1,880,278)	(692,114)
Change in non-cash working capital
Accounts receivable	227,700	920,229	20,701	(467,694)
Accounts payable and accrued liabilities	210,872	(629,546)	(244,443)	11,019
Accrued interest liabilities	1,346	36,510	(48,709)	(2,189,470)
Income taxes recoverable	-	(33,190)	195,564	(35,384)
Prepaid expenses and deposits	11,660	(139,667)	(220,030)	(14,776)
Refundable tax credit	(11,577)	-	237,168	-
Discontinued operations	-	(186,052)	-	(186,052)
	(247,297)	(199,845)	(1,940,027)	(3,574,471)

Investing activities
Purchase of property and equipment	(191,190)	(906,405)	(854,312)	(1,655,222)
Recovery/discontinued operations	-	-	-	2,929,064
Restricted cash	-	-	105,902	995,338
Long-term deposits	(122,190)	-	(164,190)	-
Construction in progress	(418,278)	(138,749)	(1,206,777)	(284,190)
	(731,658)	(1,045,154)	(2,119,377)	1,984,990

Financing activities
Shares and warrants issued for cash	40,835	33,870	4,571,188	17,733,819
Loans payable	(32,935)	(451,566)	(450,241)	(13,493,047)
	7,900	(417,696)	4,120,947	4,240,772

Net cash inflow (outflow)	(971,055)	(1,662,695)	61,543	2,651,291
Cash position, beginning of period	2,849,969	4,763,479	1,817,371	449,493
Cash position, end of period	1,878,914	3,100,784	1,878,914	3,100,784

Supplemental cash flow information
Interest paid in cash	5,695	13,571	79,527	2,042,792
Interest income	1	19,760	9,152	37,076
Income tax received	-	-	227,109	-

Non-cash financing activities - See statement of shareholders' equity - expiry of warrants.

See accompanying notes to the interim consolidated financial statements.

Western Wind Energy Corp.
Interim consolidated statements of shareholders' equity
as at September 30, 2009
(Expressed in Canadian dollars)
(Unaudited)

		Common shares			Warrants		Special warrants
	Number	Amount	Contributed surplus	Number	Amount	Number	Amount	Deficit	Accumulated other comprehensive income (loss)	Total shareholders' equity
		$	$		$		$	$	$	$

Balance at December 31, 2007	28,827,039	26,255,942	4,128,400	8,103,611	1,030,482	-	-	(26,739,967)	(1,905,932)	2,768,925
Net loss for the period	-	-	-	-	-	-	-	(2,269,275)	-	(2,269,275)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	-	-	2,618,200	2,618,200
Comprehensive income										348,925
Cash transactions
Private placement of 6,315,800 special warrants at $2.85 per unit, net of issuance costs of $1,571,077 and broker warrants	-	-	-	-	-	6,315,800	15,560,086	-	-	15,560,086
Conversion of 6,315,800 special warrants to common shares and warrants net of additional issuance costs of $199,117	6,315,800	11,641,236	-	3,157,900	3,719,733	(6,315,800)	(15,560,086)	-	-	(199,117)
Special broker warrants issued	-	-	-	-	-	442,107	868,867	-	-	868,867
Conversion of special broker warrants to broker warrants (a)	-	-	-	442,107	868,867	(442,107)	(868,867)	-	-	-
Exercise of options at $1.05 per share	100,000	188,255	(83,255)	-	-	-	-	-	-	105,000
Exercise of options at $1.10 per share	250,000	459,802	(184,802)	-	-	-	-	-	-	275,000
Exercise of options at $1.23 per share	100,000	207,013	(84,013)	-	-	-	-	-	-	123,000
Exercise of options at $1.33 per share	100,000	243,367	(110,367)	-	-	-	-	-	-	133,000
Exercise of warrants at $1.05 per share	531,257	721,682	-	(531,257)	(163,862)	-	-	-	-	557,820
Exercise of warrants at $1.75 per share	162,950	371,708	-	(162,950)	(86,545)	-	-	-	-	285,163
Exercise of warrants at $1.20 per share	10,000	15,804	-	(10,000)	(3,804)	-	-	-	-	12,000
Exercise of warrants at $1.30 per share	10,000	17,911	-	(10,000)	(4,911)	-	-	-	-	13,000
	7,580,007	13,866,778	(462,437)	2,885,800	4,329,478	-	-	(2,269,275)	2,618,200	18,082,744
Non-cash transactions
Debt settlement at a value of $1.20 per share	166,667	200,000	(200,000)	-	-	-	-	-	-	-
Debt settlement at a value of $1.61 per share	46,512	75,000	(75,000)	-	-	-	-	-	-	-
Debt settlement at a value of $1.41 per share	7,100	10,000	-	-	-	-	-	-	-	10,000
Exercise of options at $1.33 per share	50,926	123,937	(56,206)	-	-	-	-	-	-	67,731
Exercise of options at $1.52 per share	25,000	72,652	(34,652)	-	-	-	-	-	-	38,000
Expiry of Warrants	-	-	62,143	(5,901,882)	(62,143)	-	-	-	-	-
Stock-based compensation	-	-	1,475,093	-	-	-	-	-	-	1,475,093
Balance at December 31, 2008	36,703,251	40,604,309	4,837,341	5,087,529	5,297,817	-	-	(29,009,242)	712,268	22,442,493
Net loss for the period	-	-	-	-	-	-	-	(3,511,162)	-	(3,511,162)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	-	-	(1,437,623)	(1,437,623)
Comprehensive loss										(4,948,785)

Cash transactions
Private placement of 7,015,700 shares at $0.65 per unit, net of issuance costs of $731,972 and broker warrants	7,015,700	2,802,305	-	3,507,850	1,025,928	-	-	-	-	3,828,233
Broker warrants issued (b)	-	-	-	491,099	247,150	-	-	-	-	247,150
Private placement of 699,955 shares at $0.65 per unit	699,955	351,919	-	349,975	103,051	-	-	-	-	454,970
Exercise of warrants at $1.05 per share	38,890	53,745		(38,890)	(12,910)					40,835
	7,754,545	3,207,969	-	4,310,034	1,363,219	-	-	(3,511,162)	-	4,571,188
Non-cash transactions
Issuance of shares and warrants for purchase of land	1,521,601	1,354,225	-	760,801	346,017	-	-	-	-	1,700,242
Expiry of warrants	-	-	72,487	(232,682)	(72,487)	-	-	-	-	0
Stock-based compensation	-	-	993,950	-	-	-	-	-	-	993,950
Balance at September 30, 2009	45,979,397	45,166,503	5,903,778	9,925,682	6,934,566	-	-	(32,520,404)	(725,355)	24,759,088

(a) Each broker's warrant may be exercised by the holder to acquire one agent's unit at a price of $2.85 per agent's unit until June 20, 2010. An agent's unit comprises one common share and one-half of one warrant (Note 9).
(b) Each broker's warrant may be exercised by the holder to acquire one agent's unit at a price of $0.65 per agent's unit until May 5, 2011. An agent's unit comprises one common share and one-half of one warrant (Note 9).

See accompanying notes to the interim consolidated financial statements.

Western Wind Energy Corp.

Notes to the interim consolidated financial statements

September 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

1.

Nature of business and continued operations

The accompanying unaudited interim consolidated financial statements of Western Wind Energy Corp. (the “Company”) have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. These interim consolidated financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the annual consolidated financial statements of the Company as at and for the year ended December 31, 2008. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except as noted in Note 2.

In the opinion of management, the adjustments considered necessary for fair presentation, all of which are of a normal and recurring nature have been included in these unaudited interim consolidated financial statements. All intercompany accounts and transactions have been eliminated. The results of operations for the nine months ended September 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009 or for other future operating periods. All information is stated in Canadian dollars unless otherwise stated.

These consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. In recent years, income and cash flows from income-producing activities have been insufficient to offset cash used for project development expenses. As the Company proceeds to develop its further business opportunities, cash provided by operations will need to be augmented by additional sources of capital.

If the going concern basis was not appropriate for these interim consolidated financial statements, then significant adjustments would be necessary to the carrying value of assets and liabilities, the reported statement of operations and the balance sheet classification.

2.

Changes in accounting policies

(a)

Current

In 2009, the Company adopted a new presentation and disclosure standard that was issued by the Canadian Institute of Chartered Accountants (“CICA”). Section 3064, Goodwill and Intangible Assets, clarifies the criteria for the recognition of assets, intangible assets and internally developed intangible assets.  Items that no longer meet the definition of an asset are no longer recognized with assets.  The disclosures required by this section are included in Note 5.  There has been no significant effect on the financial statements related to the adoption of Section 3064.

Western Wind Energy Corp.

Notes to the interim consolidated financial statements

September 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

2.

Changes in accounting policies (continued)

(b)

Future

New accounting pronouncements

(i)

Business combinations

CICA Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, improves the relevance, reliability and comparability of the information that a reporting entity provides in its financial statements about a business combination and its effects. This section outlines a variety of changes, including, but not limited to, the following:  an expanded definition of a business, a requirement to measure all business combinations and non-controlling interests at fair value, and a requirement to recognize future income tax assets and liabilities and acquisition and related costs as expenses of the period. The section applies to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company has not yet assessed the impact adopting this section will have on its interim consolidated financial statements.

(ii)

Consolidated financial statements and non-controlling interests

CICA Handbook Section 1601, Consolidated Financial Statements, in combination with Section 1602, Non-Controlling Interests, will replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements and specifically addresses consolidation accounting following a business combination that involves the purchase of an equity interest in one company by another. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The sections apply to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company has not yet assessed the impact adopting this section will have on its interim consolidated financial statements.

Western Wind Energy Corp.

Notes to the interim consolidated financial statements

September 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

3.	Construction in progress
		Windstar	Mesa Wind	Ontario	Kingman
		120 MW	50 MW	50 MW	11 MW	Total
		$	$	$		$

	January 1, 2009	959,781	143,612	-	-	1,103,393
	Additions	827,240	116,662	213,545	49,330	1,206,777
	Foreign exchange	-	(27,627)	-	-	(27,627)
	September 30, 2009	1,787,021	232,647	213,545	49,330	2,282,543

		Windstar	Mesa Wind	Ontario	Kingman
		120 MW	50 MW	50 MW	11 MW	Total
		$	$	$	$	$

	January 1, 2008	427,597	85,657	-	-	513,254
	Additions	532,184	32,994	-	-	565,178
	Foreign exchange	-	24,961	-	-	24,961
	December 31, 2008	959,781	143,612	-	-	1,103,393

4.	Property and equipment
			September 30, 2009
		Cost	Accumulated amortization	Net book value
		$	$	$

	Land	9,572,374	-	9,572,374
	Wind turbines and towers	13,459,946	(5,394,414)	8,065,532
	Other generating facilities	2,578,241	(1,395,830)	1,182,411
	Meteorological towers	352,789	(200,170)	152,619
	Furniture and equipment	159,704	(74,833)	84,871
	Assets under capital leases (Note 6c)	412,475	(156,851)	255,624
		26,535,529	(7,222,098)	19,313,431

			December 31, 2008
		Cost	Accumulated amortization	Net book value
		$	$	$

	Land	7,074,304	-	7,074,304
	Wind turbines and towers	16,110,932	(4,911,769)	11,199,163
	Other generating facilities	3,317,387	(1,322,388)	1,994,999
	Meteorological towers	330,127	(161,067)	169,060
	Furniture and equipment	159,704	(50,876)	108,828
	Assets under capital leases (Note 6c)	412,475	(94,980)	317,495
		27,404,929	(6,541,080)	20,863,849

Western Wind Energy Corp.

Notes to the interim consolidated financial statements

September 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

4.

Property and equipment (continued)

The unrealized foreign exchange translation decrease in property and equipment carrying values for the nine months ended September 30, 2009 was $2,483,630. Total amortization for the nine months ended September 30, 2009 was $1,587,517 (September 30, 2008 - $1,683,590).

5.	Goodwill and other intangible assets
				September 30, 2009	December 31, 2008
		Cost	Accumulated amortization	Net book value	Net book value
		$	$	$	$

	Goodwill	3,960,667	-	3,960,667	4,522,677
	Power purchase contracts	100,599	(43,349)	57,250	34,453
	Land right-of-way	395,347	(179,328)	216,019	283,599
		4,456,613	(222,677)	4,233,936	4,840,729

	The foreign exchange translation decrease in goodwill and other intangible assets for the nine months ended September 30, 2009 was $594,424. Total amortization for the nine months ended September 30, 2009 was $46,186 (September 30, 2008 - $52,966).

6.	Loans payable
		September 30, 2009	December 31, 2008
		$	$

	Windridge acquisition loan (a)	-	348,840
	Windstar mortgages (b)	232,643	311,132
	Crane financing contract (c)	181,333	246,442
	Other	1,980	25,525
		415,956	931,939
	Less: Current portion	211,960	582,060
		203,996	349,879

(a)

Windridge acquisition loan

The Windridge acquisition loan of US$285,000 was secured by a first charge on the Windridge land with interest payable annually at the rate of 8%.  Principal was initially due on May 10, 2008 and was extended to June 15, 2009 and repaid on that date.

(b)

Windstar mortgages

The Company’s Windstar mortgage balances of US$217,038 at September 30, 2009 (US$254,193 as at December 31, 2008) are repayable in blended monthly payments with interest at rates from 6.5% to 8% and with due dates from October 2009 to July 2014.  The mortgages are secured by first charges on the land.

Western Wind Energy Corp.

Notes to the interim consolidated financial statements

September 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

6.

Loans payable (continued)

(c)

Crane financing contract

The Wells Fargo Equipment Finance contract balance of US$169,170 at September 30, 2009 is secured by the equipment leased and is repayable in 60 blended monthly payments of US$4,638 commencing on March 20, 2008 with interest at a rate of 6.82% per annum.

Principal payments due in the next five calendar years and thereafter are as follows:

$

2009	211,960
2010	70,983
2011	75,905
2012	45,731
2013	11,377
415,956

7.	Income taxes recovery
		Nine months ended September 30,
		2009	2008
		$	$
	Income taxes
	Current	6,222	804
	Future	(909,261)	(509,293)
		(903,039)	(508,489)

	The Company’s effective rate for income taxes is lower than actual statutory rates because the benefits from losses carried forward for tax purposes have not been recognized.

8.

Share capital

(a)

750,000 shares were originally held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.  The escrow period for these shares is complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares.  On June 12, 2008, 37,501 shares were released; 37,501 shares were released on December 9, 2008; and 37,501 shares were released on June 4, 2009 leaving a balance of 637,497 shares held in escrow. The escrow shares are released over a six year basis and will be fully released by December 2013. 5% of the total original escrow shares will be released every six months for the first two years from December 2007. The remainder will be released equally over the following four years every six months. The release of the escrow shares is subject to the approval of the TSX Venture Exchange.

Western Wind Energy Corp.

Notes to the interim consolidated financial statements

September 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

8.

Share capital (continued)

(b)

On May 5, 2009, the Company closed a brokered private placement of 7,015,700 Units (the “Units”) at a price of $0.65 per Unit for gross proceeds of $4,560,205. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share after the hold period expires on September 5, 2009 and at any time on or prior to the close of business on May 5, 2011. The Company also granted 491,099 Broker’s Warrants exercisable into Units at any time before May 5, 2011 with an exercise price of $0.65 per Unit. The Units have the same terms as those to be issued to the subscribers. Included in total issuance costs is a cash commission equal to 7% of the gross proceeds of the Offering.

(c)

On May 12, 2009, the Company issued to management, employees and directors, by way of non-brokered private placement, 699,955 Units at a price of $0.65 per Unit for gross proceeds of $454,970. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share after the hold period expires on September 12, 2009 and at any time on or prior to the close of business on May 12, 2011.

(d)

On June 5, 2009 the Company issued 1,521,601 shares at a price of $0.89 per share for gross proceeds of $1,354,224, 760,801 warrants with a fair value of $346,017 and $263,948 (US$200,000) in cash in exchange for land located in the Tehachapi, CA. Each warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share at any time on or prior to the close of business on June 5, 2011.

(e)

The Company has a stock option plan (the “Plan”) and has allotted and reserved up to an aggregate of 9,188,101 common shares representing 20% of the issued and outstanding shares as at the June 22, 2009 annual general meeting.

Each option entitles the holder to acquire one common share at its exercise price. Options vest between 18 months from the date of grant and expire ten years from the date of grant.

During the nine months ended September 30, 2009, an employee and a consultant were terminated and the weighted average exercise rights for 274,074 stock options at $1.33 per share were forfeited.  550,000 options with a weighted average exercise price of $1.42 per share expired.  Further the Company granted 100,000 options to a consultant to acquire shares at $1.11 per share.

During the year ended December 31, 2008, the Company granted 2,200,000 options to directors, officers, employees and consultants to acquire shares at $1.34 per share and 337,400 to a third party to acquire shares at $2.29 per share.  A consultant was terminated and the exercise rights for the balance of the stock options (75,000 options at $1.54 per share) were forfeited.  The third party’s 337,400 stock options issued at $2.29 were cancelled as a result of the termination of the investor relation contract with the Company.  400,000 options at $1.74, 200,000 options at $2.40 and 50,000 options at $2.55 expired during the year.

The Company recorded $255,828 and $993,950 of stock-based compensation expense during the three and nine months ended September 30, 2009, respectively ($30,000 and $858,090 for the three and nine months ended September 30, 2008, respectively).

Western Wind Energy Corp.

Notes to the interim consolidated financial statements

September 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

8.	Share capital (continued)

	(e)	(continued)

		A summary of stock option information as at September 30, 2009 is as follows:

			Shares	Weighted average exercise price
				$

		Options outstanding at December 31, 2008	5,124,074	1.37
		Granted	100,000	1.11
		Forfeited	(274,074)	1.33
		Expired	(550,000)	1.42
		Options outstanding at September 30, 2009	4,400,000	1.36

	Stock options outstanding		Options exercisable

Number of stock options outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number of options outstanding	Weighted average exercise price
	$	Years		$

4,400,000	1.36	3.76	3,137,500	4,292,250

Western Wind Energy Corp.

Notes to the interim consolidated financial statements

September 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

9.	Warrants

	Share purchase warrants outstanding as at September 30, 2009:

	Number of share purchase warrants	(i)	Amount	Exercise price	Expiry date
			$	$

	760,801	(ii)	346,017	1.00	June 5, 2011
	349,975	(ii)	103,051	1.00	May 12, 2011
	3,507,850	(ii)	1,025,928	1.00	May 5, 2011
	491,099	(ii)	247,150	0.65	May 5, 2011
	3,157,900	(iii)	3,719,733	3.70	June 20, 2010
	442,107	(iii)	868,867	2.85	June 20, 2010
	1,060,950		564,851	1.75	October 23, 2009
	155,000		58,969	1.20	October 11, 2009
	9,925,682		6,934,566

(i)

Each share purchase Warrant entitles the holder to acquire one common share of the Company on the payment of the exercise price as indicated.

Warrants granted during the year ended December 31, 2009 and 2008 were issued in conjunction with private placements of common shares, and are exercisable at the holder’s option.  There are no conditions whereby the Company would have to settle the warrants in cash.

(ii)

On May 5, 2009, the Company closed a brokered private placement of 7,015,700 Units (the “Units”) at a price of $0.65 per Unit for gross proceeds of $4,560,205. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share after the hold period expires on September 5, 2009 and at any time on or prior to the close of business on May 5, 2011. The Company also granted 491,099 Broker’s Warrants exercisable into Units at any time before May 5, 2011 with an exercise price of $0.65 per Unit. The Units have the same terms as those to be issued to the subscribers. Included in total issuance costs is a cash commission equal to 7% of the gross proceeds of the Offering.

On May 12, 2009, the Company issued to management, employees and directors, by way of non-brokered private placement, 699,955 Units at a price of $0.65 per Unit for gross proceeds of $454,970. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share after the hold period expires on September 12, 2009 and at any time on or prior to the close of business on May 12, 2011.

On June 5, 2009 the Company issued 1,521,601 shares at a price of $0.89 per share for gross proceeds of $1,354,224, 760,801 warrants with a fair value of $346,017 and $263,948 (US$200,000) in cash in exchange for land located in the Tehachapi, CA. Each warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share at any time on or prior to the close of business on June 5, 2011.

Western Wind Energy Corp.

Notes to the interim consolidated financial statements

September 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

9.

Warrants (continued)

(iii)

On June 20, 2008, the Company issued 6,315,800 special warrants (the “Special Warrants”) through a private placement (“Offering”) at a price of $2.85 per Special Warrant. Each Special Warrant entitled the holder to acquire, for no additional consideration, 6,315,800 common shares (the “Common Shares”) and 3,157,900 common share purchase warrants (the “Warrants”). In conjunction with the Offering, the Company also issued 442,107 brokers’ warrants (the “Brokers’ Warrants”). Each Brokers’ Warrant may be exercised by the holder to acquire one Agents’ Unit at a price of $2.85 per Agents’ Unit until June 20, 2010. An Agents’ Unit comprises one common share and one-half of one Warrant. Each Warrant entitles the holder to acquire one common share at a price of $3.70 per share until June 20, 2010. On July 31, 2008, each Special Warrant and Brokers’ Warrant were converted to one common share and one half of one Warrant following the issue of a short-form prospectus to that effect.  Brokers’ Warrants have not been converted as of September 30, 2009.

As the Company incurred losses for the nine months ended September 30, 2009 and for the nine months ended September 30, 2008, the stock options and share purchase warrants, as disclosed in Note 8 and in this note, were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

10.	Related party transactions

	The following expenses were accrued/paid to directors, officers, a significant shareholder and the spouse of a director of the Company:

		Nine months ended September 30,
		2009	2008
		$	$

	Consulting and directors' fees	682,800	700,361
	Management fees	480,417	262,500
	Office and secretarial	27,000	27,000
	Interest	-	(226,359)
		1,190,217	763,502

As at September 30, 2009, the Company had an account receivable of $88,226 (December 31, 2008 - $82,795) with a company having a common director, an account receivable of $17,180 (December 31, 2008 - $Nil) and an account payable of $NIL (December 31, 2008 - $58,747) to an officer and director of the Company.

As at September 30, 2009, the Company reported 2009 prepaid directors and consultant fees of $163,895 (December 31, 2008 - $Nil).

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

Western Wind Energy Corp.

Notes to the interim consolidated financial statements

September 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

11.	Commitments
		Total	Within 1 year	2 to 3 years	4 to 5 years	More than 5years
		$	$	$	$	$
	Right of way agreements	788,940	78,894	157,788	157,788	394,470
	Office lease	199,347	92,454	106,893		-
	Management contract	54,750	54,750	-	-	-
		1,043,037	226,098	264,681	157,788	394,470

12.

Contingencies

(a)

The Company has one employee, and remunerates all officers, directors, and all other individuals by way of consulting fees.  If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

(b)

The Company has entered into conditional purchase agreements for land in Ontario, Canada for potential development of solar energy facilities. Under these agreements, the Company paid deposits of $20,000 in 2008 and $27,000 in 2009 which are now nonrefundable as the local transmission line provider has inspected the properties and has provided site approval. If any site does not receive a report satisfactory to the Company within approximately 6 months of the Purchase and sale Agreement Date, the purchase agreement would not be consummated.  The following additional payments are contingent on the project development process as follows:

•

$15,000 to $24,000 is payable for each property successfully rezoned for the Company’s intended use within approximately 8-12 months of the purchase and sale agreement date or the Company waives such requirement;

•

$25,000 is payable for each property if the Company is successful in obtaining all other contracts, agreements and approvals within approximately 24 months of the purchase and sale agreement date or the Company waives such requirement; and

•

The difference between the combined purchase price of $4,860,000 and the progress payments, as described above, would be due if the Company completes the purchase of the properties.

Title of the properties would not be transferred to the Company until the full purchase price has been paid.

13.

Economic dependence

The Company’s operations consist of generating wind energy in the State of California, U.S.A.  The Company’s revenues are 100% derived from a single customer and are based on power purchase agreements signed between the parties.

Western Wind Energy Corp.

Notes to the interim consolidated financial statements

September 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

14.

Financial instruments

(a)

Categories of financial assets and liabilities

Under Canadian GAAP, all financial instruments must initially be recognized at fair value on the balance sheet. The Company has classified each financial instrument into the following categories:  held-for-trading assets and liabilities, loans and receivables, held-to-maturity investments, available-for-sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification.

Changes in unrealized gains and losses on held-for-trading financial instruments are recognized in earnings. Gains and losses on available-for-sale financial assets are recognized in other comprehensive income (“OCI”) and are transferred to earnings when the asset is disposed of or impaired. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to the cost of the instrument at its initial carrying amount.

The Company has made the following classifications:

•

Cash and restricted cash are classified as financial assets held-for-trading and are measured on the balance sheet at fair value;

•

Accounts receivable are classified as loans and receivables and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method; and

•

Accounts payable, accrued liabilities and loans payable (including current portion and accrued interest) are classified as other liabilities and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method.

The carrying values of cash, restricted cash, accounts receivable, accounts payable, accrued liabilities and loans payable approximate their fair value at September 30, 2009 and December 31, 2008 due to their short-term nature. The Company is exposed to credit related losses, which are minimized as all sales are made under contracts with a large utility customer. No reclassifications or derecognition of financial instruments occurred in the period.

The Company’s credit facilities, as described in Note 6, are comprised of senior secured loans and mortgages and, as such, the Company is exposed to interest rate risk. The Company mitigates this risk by either fixing the interest rates upon the inception of the debt. The fair values of the loans approximate their book values, based on the Company’s current credit worthiness and prevailing market interest rates.

(b)

Derivative instruments and hedging activities

The Company does not utilize derivative instruments currently but may use them in the future to manage market risk against the volatility in commodity prices, foreign exchange rates and interest rate exposures. The Company’s policy is not to utilize derivative instruments for speculative purposes. The Company may choose to designate derivative instruments as hedges.

As at September 30, 2009, the Company does not have any outstanding contracts or financial instruments with embedded derivatives that require bifurcation.

Western Wind Energy Corp.

Notes to the interim consolidated financial statements

September 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

14.

Financial instruments (continued)

(c)

Credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with a large utility customer, and the Company’s cash is held with major North American financial institutions. Historically, the Company has not had collection issues associated with its trade receivables and the aging of trade receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. At September 30, 2009, 19% of the Company’s trade receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. The maximum credit exposure of the Company approximates the carrying value of cash, restricted cash, accounts receivable and taxes refundable. This risk management strategy is unchanged from the prior year.

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 6 and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long-term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long-term financial liabilities are disclosed in Note 6, and remaining financial liabilities, consisting of accounts payable and accrued interest, are expected to be realized within one year. As disclosed in Note 15, the Company does not have any financial covenants relating to its financial liabilities as at September 30, 2009. This risk management strategy is unchanged from the prior year.

The Company has substantial assets denominated in U.S. dollars related to its California and Arizona properties. Based upon the net assets of the Company’s self sustaining operations as at September 30, 2009, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, would result in a $90,000 impact to accumulated other comprehensive income (“AOCI”). The Company also has certain loans payable denominated in U.S. dollars in its integrated subsidiaries related to its California properties.  Based upon the remaining payments at September 30, 2009, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, over the timing of the payments to be made by the Company, would result in a $5,000 impact to net income.  This risk management strategy is unchanged from the prior year.

The Company generates revenue through variable price power purchase agreements with a California utility. The power rates reflect current oil and gas market prices and therefore the Company is exposed to commodity price risk. A 1% decrease, on an absolute basis, in the oil and gas market prices would result in reduced revenue, on an annual basis, of approximately $50,000. The Company manages this commodity price risk by monitoring the oil and gas futures market and by being prepared to convert the current variable price contracts to fixed price long term contracts if and when this is deemed to be necessary. This risk management strategy is unchanged from the prior year.

Cash and restricted cash are stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

Western Wind Energy Corp.

Notes to the interim consolidated financial statements

September 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

15.

Capital disclosures

The Company’s stated objective when managing capital (comprised of the Company’s debt and shareholders’ equity) is to utilize an appropriate amount of leverage to ensure that the Company is able to carry out its strategic plans and objectives. The Company’s success of this is monitored through comparison of debt to equity, which the Company believes is appropriate given the current economic conditions in the renewable energy sector, the Company’s growth phase, and the long-term nature of the Company’s assets. The Company’s current debt/equity ratio is calculated as follows:

	September 30, 2009	December 31, 2008
	$	$

Total loans payable including current portion	415,956	931,939
Shareholders’ equity	24,759,089	22,442,493
Total debt and equity	25,175,045	23,374,432

Debt to equity ratio, end of period	0.02	0.04

Changes in the debt to equity ratio from December 31, 2008 relate to an increase in shareholders’ equity caused by the recent private placements and current period loss.  Further the debt to equity ratio changed by the repayment of the Windridge acquisition loan in the current period.

The Company had no financial covenants that would have required compliance as at September 30, 2009.

16.

Change in estimate

In previous reporting periods, the Company depreciated its Mesa wind turbines and towers, meteorological towers, and other generating facilities and accreted the asset retirement obligation over the life of the previously existing right-of-way which was originally to expire on January 26, 2013.  On September 21, 2009, the Company’s BLM right-of-way for its Mesa operations was extended to September 22, 2037, which extends the life of the meteorological towers, and other generating facilities by an additional 24 years and, therefore, these assets will be depreciated over a straight-line basis over this time frame.  Management estimates the Mesa wind turbines will have another ten years of useful life but no net salvage value at that time and these assets are now depreciated on a straight-line basis over ten years.  The Company also revised its estimate of total estimated cash flows to settle the asset retirement obligation to $825,000, anticipated to be paid upon expiration of the right-of-way.

These changes in accounting estimates have been applied prospectively effective July 1, 2009 with the effect of reducing depreciation and accretion expense to $256,559 and $1,783, respectively in the current three month period.  The decrease in asset retirement obligation has been recorded as a decrease in the cost of wind turbines and towers, meteorological towers, and other generating facilities, which also reduced future income tax liabilities by $412,420 with a corresponding income tax recovery recorded in earnings in the period.

.

17.

Comparative figures

The Company presented its statement of operations based on functional accounting and as a result, has reconfigured the statement of operations for the nine months ended September 30, 2009.

Western Wind Energy Corp.

Notes to the interim consolidated financial statements

September 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

18.

Subsequent events

On October 28, 2009 the Company completed the sale of two easements in the Tehachapi Wind Park for a total consideration of US$201,075. US$49,976 of the consideration was used to repay one of the Windstar mortgages in full resulting in a net cash inflow of US$151,099.

Subsequent to September 30, 2009 the Company received $712,000 from the exercise of 688,000 warrants.

Subsequent to September 30, 2009 1,095,950 warrants expired.